UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 24, 2022

Endurance Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40810	98-1599901
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Park Avenue, 32nd Floor

New York, NY 10166

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (646) 585-8975

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A ordinary share and one-half of one redeemable Warrant	EDNCU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	EDNC	The Nasdaq Stock Market LLC

Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50 per share	EDNCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously announced, on March 8, 2022, Endurance Acquisition Corp., a Cayman Islands exempted company (“Endurance”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among Endurance, SatixFy Communications Ltd., a limited liability company organized under the laws Israel (“SatixFy”), and SatixFy MS, a Cayman Islands exempted company and a direct wholly-owned subsidiary of SatixFy (“Merger Sub”). As also previously announced, on June 13, 2022, the Business Combination Agreement was amended on June 13, 2022 by an Amendment No. 1 to the Business Combination Agreement and on August 23, 2022 by an Amendment No. 2 to the Business Combination Agreement, pursuant to each of which certain terms of the Business Combination Agreement were amended. The transactions contemplated by the Business Combination Agreement, as amended, are hereinafter referred to as the “Business Combination.”

On October 24, 2022, Endurance, SatixFy (for purposes of the Forward Purchase Agreement, SatixFy, following the Business Combination, together with Endurance, as the case may be, are referred to herein as the “Counterparty”), SatixFy MS and Vellar Opportunity Fund SPV LLC – Series 7 (“Seller”) entered into an agreement (the “Forward Purchase Agreement”) for an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction”). Pursuant to the terms of the Forward Purchase Agreement, Seller intends, but is not obligated, to purchase (a) through a broker in the open market, Class A ordinary shares, par value $0.0001 per share, of Endurance (“Endurance Shares”) before the closing of Business Combination (the “Closing”), from holders of Endurance Shares (other than Endurance or affiliates of Endurance) including from holders who have previously elected to redeem their Endurance Shares (such purchased Endurance Shares, the “Recycled Shares”) pursuant to the redemption rights set forth in Endurance’s Amended and Restated Memorandum and Articles of Association (the “Governing Documents”) in connection with the Business Combination (such holders, “Redeeming Holders”) and (b) ordinary shares of the Counterparty (ordinary shares, no par value, in the case of SatixFy, and together with the Endurance Shares, the “Shares”) up a maximum amount equal to the difference between 10 million Shares (the “Maximum Number of Shares”) and the actual number of Recycled Shares Seller purchased from Redeeming Holders prior to Closing (such additional Shares, the “Additional Shares” and, together with the Recycled Shares, the “Subject Shares”). Subject to the Shares purchased in connection with the Share Consideration (as defined below), the aggregate total number of shares subject to the Forward Purchase Agreement (the “Number of Shares”) will be the sum of (a) the number of Recycled Shares and (b) the number of Additional Shares, but in no event more than the Maximum Number of Shares. The Number of Shares is subject to reduction following sales of Subject Shares as described under “Optional Early Termination” and “Shortfall Sales” in the Forward Purchase Agreement. Seller has agreed to hold the Subject Shares in a bankruptcy remote special purpose vehicle for the benefit of the Counterparty. Seller also may not beneficially own greater than 9.9% of the Shares on a post-combination basis.

The Forward Purchase Agreement provides that no later than the earlier of (a) one (1) business day after the closing of the Business Combination (the “Closing”) and (b) the date any assets from Endurance’s trust account are disbursed in connection with the Business Combination, Seller shall be paid directly, out of the funds held in Endurance’s trust account, an amount (the “Prepayment Amount”) equal to the sum of (i) the product of the redemption price per share indicated to investors ahead of Endurance’s redemption notice deadline (the “Redemption Price”) multiplied by the Number of Shares (the “Prepayment Amount”) and (ii) the product of any Share Consideration (as defined below) multiplied by the Redemption Price. Prior to Closing, Seller may purchase through a broker in the open market up to an additional 250,000 Endurance Shares (the “Share Consideration”), which Shares shall be incremental to the Maximum Number of Shares, shall not be included in the Number of Shares under the Forward Purchase Agreement, and Seller shall have no obligations with respect to such Share Consideration Shares in connection with this Confirmation, other than to sell them pursuant to an effective Registration Statement (or an available exemption under the Securities Act of 1933, as amended (the “Securities Act”)).

The Counterparty has agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale of the Subject Shares and the Share Consideration (the “Registration Statement”) under the Securities Act of 1933, within thirty (30) days following the Closing. From time to time following the Closing and only after the effectiveness of the Registration Statement (the “Registration Statement Effective Date”), Seller may, at its discretion, sell Subject Shares without a payment obligation to the Counterparty (the “Shortfall Sales”) until such time as the gross proceeds from such Shortfall Sales equal 10% of the product of (x) the Number of Shares and (y) the Prepayment Amount (the “Prepayment Shortfall”). At such time that the amount of gross proceeds generated from Shortfall Sales is equal to the Prepayment Shortfall, Seller shall pay to Counterparty an amount equal to 25% of the Prepayment Amount and all proceeds from subsequent Shortfall Sales shall be split between the Counterparty (25%) and the Seller (75%), until the foregoing gross proceeds from the Shortfall Sales reach an amount equal to 133.33% of the Prepayment Shortfall and at such time the Seller may not make any additional Shortfall Sales. The Counterparty has agreed that it will not issue any Shares, or securities or debt that is convertible, exercisable or exchangeable into Shares until the gross proceeds generated from Shortfall Sales equal the Prepayment Shortfall, except issuances (x) under SatixFy’s active equity compensation plans and (y), starting 60 days after the date of the Forward Purchase Agreement, pursuant to the equity line of credit entered into by SatixFy and the investor thereto, as further described in SatixFy’s registration statement on Form F-4 filed with the SEC on September 21, 2022.

Seller may also, at its discretion, make sales of Subject Shares designated as “OET Sales”, which sales may be made before Seller recoups the Prepayment Shortfall through Shortfall Sales. The Counterparty shall be entitled to proceeds from OET Sales equal to the product of (x) the number of Subject Shares sold pursuant in the OET Sale multiplied by (y) the Reset Price (as defined below), with the remainder of the proceeds going to the Seller. Following the Closing, the reset price (the “Reset Price”) will initially be the per share Redemption Price, but will be adjusted on the first scheduled trading day of each month (each a “Reset Date”) commencing on the first calendar month following the Closing to the lowest of (a) the then-current Reset Price, (b) $10.00 and (c) the volume weighted average price (“VWAP Price”) of the Shares of the last ten (10) trading days immediately prior to the applicable Reset Date, but not lower than $6.00; provided, however, that the Reset Price may be further reduced to the price at which the Counterparty sells, issues or grants any Shares or securities convertible or exchangeable into Shares (other than grants or issuances under SatixFy’s equity compensation plans or shares underlying warrants issued in connection with the Business Combination).

The maturity date will be the third (3rd) anniversary of the Closing (the “Maturity Date”). Upon the occurrence of the Maturity Date, SatixFy is obligated to pay to Seller an amount equal to the product of (a) the Maximum Number of Shares less the number of Subject Shares sold pursuant to OET Sales and Shortfall Sales multiplied by (b) $1.50 (the “Maturity Consideration”). At the Maturity Date, SatixFy will be entitled to deliver the Maturity Consideration to Seller in Shares or in cash calculated based on the average daily VWAP Price over 30 trading days commencing on (i) the Maturity Date, to the extent the Shares used to pay the Maturity Consideration are freely tradeable by Seller, or (ii) if not freely tradeable by Seller, the date on which the Shares used to pay the Maturity Consideration are registered under the Securities Act and delivered to Seller, provided that if such Shares comprising the Maturity Consideration are not registered with the SEC within 120 days following the Maturity Date (which period may be extended as provided in the Forward Purchase Agreement), SatixFy shall pay to Seller an additional amount equal to 25% of the Maturity Consideration. The Maturity Date may be accelerated by Seller, at its discretion, if, following the Closing, (A) the VWAP Price of the Shares during any 45 consecutive day period shall be (a) less than $1.50 per share during the 12 months following the Closing or (b) less than $2.50 per share during the subsequent 24 months following the Closing or (B) (x) the Registration Statement Effective Date does not occur by the 45th day following the Closing (or the 90th day if the SEC notifies the Counterparty it will “review” the Registration Statement) or (y) Counterparty does not maintain effectiveness of the Registration Statement (subject to customary blackout period exceptions as provided in the Forward Purchase Agreement) and in the case of (B) the Counterparty shall pay Seller the Break-up Fee (as defined below).

The Forward Purchase Agreement may be terminated if any of the following events occurs (a) failure to consummate the Business Combination on or before the Termination Date (as defined in the Business Combination Agreement, as such Termination Date may be amended or extended from time to time) or (b) termination of the Business Combination Agreement prior to the Closing (such events, an “Additional Termination Event”). If the Forward Purchase Transaction is terminated after the Closing, or is terminated and the Business Combination is later consummated, and except if due to a material breach by Seller, Endurance and SatixFy, jointly and severally, will be obligated to pay Seller a break-up fee equal to $0.5 million plus certain fees and expenses (the “Break-up Fee”).

The Counterparty has agreed to indemnify and hold harmless Seller, its affiliates, assignees and other parties described therein (the “Indemnified Parties”) from and against all losses, claims, damages and liabilities under the Forward Purchase Agreement (excluding liabilities relating to the manner in which Seller sells any Shares it owns) and reimburse the Indemnified Parties for their reasonable expenses incurred in connection with such liabilities, subject to certain exceptions described therein, and has agreed to contribute to any amounts required to be paid by any Indemnified Parties if such indemnification is unavailable or insufficient to hold such party harmless

Seller has agreed to waive any redemption rights with respect to any Recycled Shares in connection with the Business Combination. Such waiver may reduce the number of Endurance Shares redeemed in connection with the Business Combination, which reduction could alter the perception of the potential strength of the Business Combination.

The foregoing summary of the Forward Purchase Agreement is qualified in its entirety by reference to the text of the Forward Purchase Agreement, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to the shareholders of Endurance for their consideration. SatixFy has filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which has been declared effective on September 30, 2022, and includes a definitive proxy statement to be distributed to Endurance’s shareholders as of the record date established for voting on the proposed business combination in connection with Endurance’s solicitation for proxies for the vote by Endurance’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SatixFy’s and Endurance’s shareholders in connection with the completion of the proposed business combination. Endurance’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus in connection with Endurance’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about Endurance, SatixFy and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Endurance, without charge, at the SEC's website located at www.sec.gov or by directing a request to Endurance Acquisition Corp., 200 Park Avenue, 32nd Floor, New York, NY 10166.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of SatixFy’s and Endurance’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SatixFy and Endurance. These forward-looking statements are subject to a number of risks and uncertainties, including the risk that SatixFy and its current and future collaborators are unable to successfully develop and commercialize SatixFy’s products or technologies, including the compact electronically steered multi-beam array designed for mobility services, or experience significant delays in doing so; the ability for SatixFy or its collaborators to obtain the necessary approvals and certifications for SatixFy’s products and technologies; the ability for SatixFy or its collaborators to achieve milestones under the ESA Sunrise Partnership Project; potential design flaws or performance issues in SatixFy’s products and technologies that may not be discovered or discoverable during product trials and demonstrations; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against SatixFy or Endurance, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SatixFy or Endurance or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of SatixFy as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees and the execution of the CEO transition plan; costs related to the proposed business combination; changes in applicable laws or regulations; SatixFy’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other epidemics; changes in the competitive environment affecting SatixFy or its customers, including SatixFy’s inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to SatixFy’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against SatixFy; the possibility that SatixFy or Endurance may be adversely affected by other economic, business and/or competitive factors; SatixFy's estimates of its financial performance; risks related to the fact that SatixFy is incorporated in Israel and governed by Israeli law; the factors disclosed in the Registration Statement under the heading “Risk Factors”; and those factors discussed in Endurance’s final prospectus dated September 14, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021, in each case, under the heading “Risk Factors,” and other documents of Endurance filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SatixFy nor Endurance presently know or that SatixFy and Endurance currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SatixFy’s and Endurance’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. SatixFy and Endurance anticipate that subsequent events and developments will cause SatixFy’s and Endurance’s assessments to change. However, while SatixFy and Endurance may elect to update these forward-looking statements at some point in the future, SatixFy and Endurance specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SatixFy’s and Endurance’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

Endurance, SatixFy and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Endurance’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Endurance’s shareholders in connection with the proposed business combination is set forth in Endurance’s proxy statement / prospectus filed with the SEC. You can find more information about Endurance’s directors and executive officers in Endurance’s final prospectus dated September 14, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the definitive proxy statement / prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
10.1	Forward Purchase Agreement, dated October 24, 2022, by and among Endurance Acquisition Corp., SatixFy Communications Ltd., SatixFy MS and Vellar Opportunity Fund SPV LLC – Series 7.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Endurance Acquisition Corp.

By:	/s/ Richard C. Davis
Richard C. Davis
Chief Executive Officer

Dated: October 24, 2022